SAN FRANCISCO (MarketWatch) — A new gold-backed exchange-traded fund launching this week boasts a unique characteristic: individual investors can take delivery of physical gold — in small bars or coins — in exchange for shares of the Merk Gold Trust.

Set to start trading Friday under the ticker OUNZ, the Trust, at first, seems similar to other exchange-traded funds that hold gold bullion in the form of bars — most notably the world’s largest gold-backed ETF, the SPDR Gold Trust GLD +0.06% . But Merk Investments refers to its offering as a “deliverable gold ETF” and is betting that it’s filling a previously unmet need.

Backup the truck

“The most important differentiating factor of OUNZ compared to other products is that investors may request delivery of their gold,” Axel Merk, manager of Merk Funds and chief investment officer of Palo Alto, Calif.-based Merk Investments LLC, told MarketWatch in a phone interview.

They can take delivery of London Bars, gold bricks that are traded by central banks and large institutions, but they can also choose to have the gold exchanged into other gold coins or bars, he said.

The SPDR Gold Trust, often referred to just as GLD, allows for a shares-for-physical-gold exchange too, but it’s definitely not for the Average Joe investor. Read about how gold ETFs have transformed the market.

GLD investors who have a position in excess of 1 basket—a set amount of shares, which for the GLD ETF is 100,000 shares—can exchange their shares for physical gold, according to Will Rhind, a managing director at the World Gold Council, an organization that sponsors the SPDR Gold Trust.

The exchanges are done by authorized participants, which are typically big investment banks, said Rhind. “Because of the size of the baskets (100,000 shares for GLD), individual investors aren’t likely to have a position big enough for a redemption. The people who are creating baskets or redeeming shares are generally on the institutional level.”

Gold is delivered in ‘LBMA Good Delivery bars,’ which can weigh 400 ounces to 430 ounces. The value of one of those bars is roughly $500,000, and it cannot be cut into smaller bars, Rhind said.

Gold on Wednesday topped $1,300 an ounce Wednesday, supported by a retreat in U.S. stocks.

The Merk Gold Trust’s minimum share amount to trade for physical gold is much smaller than GLD’s.

While the SPDR Gold Trust requires a minimum of a basket of 100,000 shares of its ETF to exchange for gold, the Merk Gold Trust’s minimum share exchange is roughly 100 shares for one ounce of gold.

The ETF’s characteristics are based on what investors said were lacking in ETFs such as GLD.

Big institutions don’t know “how to handle John Smith coming in from the street,” said Merk. They’re “not used to having an interface.”

Merk thinks it found the interface, and it received a U.S. patent for the “deliverable commodity investment vehicle.”

“We needed to test the processes so that this product works in practice, not just theory,” Axel Merk said. “We wanted an easy online interface to allow investors to be guided through the steps to take delivery.”

Merk Investments can facilitate home delivery of coins and 10-ounce bars, delivered with UPS next-day delivery, while London bars are shipped from London by armored courier and can’t be sent to residential addresses.

Merk Investments, as the sponsor, gets paid in gold and then pays the operating expenses, said Merk. “Because ownership of the shares is a pro-rata ownership of the trust’s gold, we get paid in gold.” Read about the processing fees.

Investors who choose to take delivery of physical gold in exchange for their Merk Gold Trust shares can also do it tax free.

Do they really want it?

Gold ETFs are popular because U.S. institutions can buy a share cheaply and quickly and the purchase affects the gold price, said Julian Phillips, founder and contributor to GoldForecaster.com. Read: Gold alternative investment choice shines brighter than ever.

In comparison, buying physical gold entails fees, storage changes, insurance and shipping, while buying shares of gold miners doesn’t affect the gold price, he said.

GLD 124.58, +0.08, +0.06%

SPDR Gold Trust

So it’s not necessarily advantageous for small investors to exchange ETF shares for physical gold.

Phillips said that because institutions are short-term to medium-term investors only, “they like to own the share only [while] wealthy individuals prefer bullion because it is a long-term ‘hold’ investment.”

“Shares in ETFs do impact the gold price directly, but by owning gold itself, they would achieve little more than they do already with less flexibility,” he said.

Axel Merk says it’s the choice that’s key.

“There are many investors that still like the option to take delivery, even if many may never take advantage of this option,” he said. “We wanted to make sure this option isn’t only theoretical.”